Silver Dragon Resources Inc.
1121 Steeles Ave. West, Suite 803
Toronto, Ontario, Canada
Tel.: (647) 286-8587 Fax: (416) 512-9992
Homepage: www.silverdragonresources.com

January 26, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549-7010

Attention: April Sifford, Branch Chief

Re:   Silver Dragon Resources, Inc.
Form 10-KSB for the Year Ended December 31, 2005
Filed April 10, 2006
File No. 000-29657

Responses to the Securities and Exchange Commission Staff Comments dated December 19, 2006

Dear Ms. Sifford,

On April 10, 2006, Silver Dragon Resources, Inc. (the "Company") filed an annual report on Form 10-KSB for the year ended December 31, 2005 (the "Form 10-KSB") with the United States Securities and Exchange Commission (the "SEC"). On September 21, 2006, the Staff of the SEC (the "Staff") issued the Company a letter (the "First Comment Letter") setting forth comments to the Form 10-KSB and Form 10-QSB for the quarter ended June 30, 2006. The Company responded to such comments by letters to the SEC dated October 16, 2006 and December 6, 2006. On December 19, 2006, the Staff issued the Company a letter (the "Second Comment Letter") setting forth further comments to the Form 10-KSB and Form 10-QSB for the quarter ended September 30, 2006 and the Company's responses dated October 16, 2006 and December 6, 2006. Set forth below are the Company's responses to the comments of the Staff.

The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type, and correspond to the numbered comments contained in the First and Second Comment Letters. Page and paragraph references contained in the Company's responses refer to the page numbers and paragraphs of the proposed amendments to Form 10-KSB and quarterly reports, which we will send to Mr. Ryan Millne along with blacklined copies against our original filings. We repeated our responses to the First Comment Letter and supplemented them as appropriate.

Securities and Exchange Commission
January 26, 2007

In connection with our response to the Staff's comments, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company's filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*****

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

First Comment Letter

1.     We note in your description of business in Item 1., that you intend to make several significant payments in the future. For example, you intend to make payments to Sino Silver of $200,000 and 250,000 restricted common shares, payments to Linear Gold of $185,000 and 500,000 shares, and payments to Jaime Muigiro Pena for $699,000, among others. Please expand your discussion of liquidity and capital resources to explain your cash requirements, including those commitments that arose subsequent to December 31, 2005, and how you intend to finance them.

Initial Response:     Significant payment either in cash and/or restricted common shares are made for the acquisition of mining properties or mineral rights. In 2006, the Company has financial commitments through acquisition agreements of approximately $650,000 for each of the Mexican and Chinese properties. The Company intends to make such cash payments from funds raised from private placement of the Company's common stock. At the end of second quarter, June 30, 2006, the Company had $1,365,545 in cash and marketable securities. In addition the Company has raised $2.0 million additional funds through further private placements in the third quarter. Acquisitions may also be financed through the issuance of restricted common shares from Treasury.

Response:     We expanded our discussion of liquidity and capital resources on page 43 of proposed Amendment No.1 to Form 10-KSB and page 25 of proposed Amendment No.1 to Form 10-QSB.

Securities and Exchange Commission
January 26, 2007

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

First Comment Letter

2.    We note that your auditor SF Partnership expressed an opinion on your results of operations and comprehensive loss and cash flows for the period from inception through December 31, 2005, and that you also included your predecessor auditor's opinion on the period from inception to December 31, 2004. Please advise SF Partnership to revise its opinion to exclude opining on the inception-to-date period as "unaudited".

Initial Response:     Our auditors, SF Partnerships have revised the statements accordingly.

Second Comment Letter

1.    We note your response to comment 2 of our letter dated September 21, 2006. We note that the revised audit report states that SF Partnership LLP has audited the cumulative period from inception through December 31, 2005. Instruct your independent accountants to revise its opening paragraph to state, if true, that it audited the consolidated balance sheet as of December 31, 2005, and the consolidated statement of stockholders' operations, deficit and cash flows for the year ended December 31, 2005.

Response:     Our independent accountants changed the wording from "consolidated balance sheet of Silver Dragon Resources Inc., and Subsidiaries (a Delaware corporation in the exploration stage) as of December 31, 2005, and the consolidated statements of stockholders' operations, deficit and cash flows the year then ended,..." to "consolidated balance sheets of Silver Dragon Resources Inc., and Subsidiaries (a Delaware corporation in the exploration stage) as of December 31, 2005, and the consolidated statements of stockholders' operations, deficit and cash flows for the year then ended...".

Consolidated Statements of Stockholders' Deficit, page 5

First Comment Letter

3.     We note that you cancelled 3.5 million shares in 2005. Please disclose in your footnotes why you cancelled the shares.

Initial Response:     The 3.5 million shares were cancelled and returned to treasury. Initially issued as part of fees for consulting services as part of an acquisition, when the acquisition did not consummate at the time, the shares were cancelled and returned to treasury. The description on the Stockholders' deficit schedule has been amended to indicate that the shares were returned to Treasury.

Securities and Exchange Commission
January 26, 2007

Consolidated Statements of Cash Flows, page 7

First Comment Letter

4.     We note that you reflect an adjustment to net loss for the settlement of debt for $425,030; however, we do not see a charge for the settlement of debt on your consolidated statement of operations for 2005. Please clarify for us where the charge appears on your statement of operations and disclose the settlement of debt in your footnotes.

Initial Response:     The classification was incorrect and should have been recorded as part of the settlement of debt related to the acquisition of properties.

Supplemental Response:     The classification and the description were incorrectly presented on the consolidated statement of cash flows, and should have been included in investing activities as a reduction to the "Investment in mineral rights". The $425,030 represents 7,595,000 shares issued for services directly related to the investment in mineral rights, less 3,500,000 shares cancelled in the period. The shares issued and cancelled for services are disclosed in Note 8 to the financial statements, "Statement of Cash Flows Supplemental Disclosures".

First Comment Letter

5.     Please remove the subtotal within your cash flows from operating activities that you included before "changes in non-cash working capital".

Initial Response:     Subtotal has been removed.

Second Comment Letter

2.     Please remove the subtotals (for example, $388,409 for 2005) within your cash flows from operating activities that you included before "changes in non-cash working capital".

Response:     Subtotals have been removed.

Notes to Consolidated Financial Statements, page 8

First Comment Letter

6.     We note in Item 11. of your Form 10-KSB that you have 8,000,000 options outstanding as of December 31, 2005. Please disclose a policy footnote describing how you account for the option issuances, and provide the disclosures set forth in paragraphs 45 to 48 of SFAS 123, as appropriate.

Initial Response:     The Item 11 schedule on the 10-KSB was incorrect and has been changed. All options that had been issued in 2002 were exercised in that year. No further options have been issued. The policy footnote in the financial statements is correct under these circumstances.

Securities and Exchange Commission
January 26, 2007

Note 1. The Company, page 8

First Comment Letter

7.     Please revise your financial statements to refer to yourself as an exploration stage company, instead of as a development stage company, as you are not in either the development or production stage. Refer to Industry Guide 7 for additional guidance.

Initial Response:     Financial statements have been changed to refer to the Company as an exploration stage company.

Note 2. Going Concern and Development Stage Activities, page 8

First Comment Letter

8.     We note that your business plan indicates profitable operation in the coming year and that you have contracts with various providers of goods and services throughout the world that will provide you with cash flow to sustain operations. If these statements are true, then please expand your discussion and analysis in Item 6. to explain how you expect to be profitable and furnish the significant contracts as exhibits. Otherwise, please revise your disclosure accordingly to accurately reflect management's plans for dealing with its adverse conditions.

Initial Response:     Profitable operations note has been reworded to reflect that the operating mines may not produce sufficient revenues and that additional financing may have to be sought.

Securities and Exchange Commission
January 26, 2007

Note 3. Summary of Significant Accounting Policies, page 8

d) Mineral Rights. page 9

First Comment Letter

9.     We note that you capitalize all costs association with the exploration and development of mineral reserves. Since you have not completed a feasibility study to support the establishment of proven and probable reserves, it is inappropriate for you to capitalize exploration and development costs. Please revise your financial statements to expense any such costs and revise your policy footnote accordingly.

Initial Response:     In both the Mexican and Chinese acquisitions there were mines on the properties. With the Mexican acquisition, the company acquired four mines on the properties with some production ongoing as outlined in the property description on page 8 of the 10-KSB. Through a separate transaction, the Company also acquired mining equipment located on the properties it acquired. As a matter of interest, the Company has retained an engineering firm to undertake a NI 43-101 technical report for the group of properties so as to update its information. Therefore, we submit that this Section requires no revisions. http://silverdragonresources.com/Investor_Center/News_Releases/2006/08-30-2006.asp.

When the company acquired its interest in the Chinese properties, it was on the understanding that the property met the Chinese 122b level of confidence for mineable ore which is between 20 – 40 million ounces. See a description of the Chinese system at end of this report.1 The estimated existing reserves for the Chinese property were mentioned in one of the Company's latest press releases which can be found at: http:/silverdragonresources.com/Investor_Center/News_Releases/2006/09-26-2006.asp

Second Comment Letter

3.     We note your response to comment 9 of our letter dated September 21, 2006. You indicate you have received an N1 43-101 technical report from an engineering firm and that you have a Chinese 122b level of confidence for certain mineable ore. However, you do not appear to have proven and probable reserves, as defined by Industry Guide 7. Capitalization of development costs prior to the determination of Industry Guide 7 proven and probable reserves is inappropriate. Please revise your financial statements to expense any such costs and revise your policy footnote accordingly.

Response:     The Company expenses all exploration and development costs. The Company had no expense in 2005. In the fourth quarter of 2005, there was an amount of $16,625 that was overlooked and capitalized. Management after taking into consideration SAB 99 Topic 1 M, on materiality determined that this amount was not material and no adjustment to the financials were made. The financial statements for the first, second and third quarters of 2006 have been revised to expense exploration costs.

Note 4, Mineral Rights, page 15

First Comment Letter

______________________________________________
1 The 1999 Chinese Measurement System

Based on a three dimensional matrix, or three-number code in the form of "123". The 122b resource is equivalent to the 2004 JORC indicated resource.

  The first digit represents economics: 1 – Economic; 2M – Marginal Economic; 2S – Sub-Marginal Economic; 3 – Intrinsic Economic.

  The second digit represents the level of technical study: 1 – Feasibility Study; 2 – Pre-Feasibility Study; 3 – Scoping Study or no Study.

  The third digit represents level of geological confidence: 1 – Measured; 2 – Indicated; 3- Inferred; 4 – Reconnaissance.

Securities and Exchange Commission
January 26, 2007

10.   We note that you issued 250,000 restricted common shares to Sino Silver. However, we were unable to locate this issuance on your statement of changes in stockholders' deficit. Please clarify for us how you accounted for the issuance of restricted common stock, and revise your financial statements, as appropriate, to record the issuance.

Initial Response:     The Stockholders' deficit schedule has been amended; the restricted common shares for Sino Silver are now shown separately. See Statement of Changes in Stockholders' Deficit and Note 8.

Note 8, Statement of Cash Flows Supplemental Disclosures, page 18

First Comment Letter

11.   Please reconcile for us the 7,295,000 common shares issued in settlement of $1,150,000 in payables due for services performed on page 18 with the 7,595,000 shares issued for services on page 6.

Initial Response:     The shares referred to in the above previous question were included in this number and are now shown separately. Issue of common shares for payables due to services performed is correct. See Statement of Changes in Stockholders' Deficit and Note 8.

Note 10, Commitments and Contingencies, page 19

First Comment Letter

12.   Please tell us how you accounted for the twelve-month agreement with Uptick Capital. In your response, please advise us of when you paid the fees and issued the restricted common shares and when you have recorded or intend to record the related expenses. Furthermore, please refer specifically to how you considered EITF 96-18 in determining the proper accounting treatment.

Initial Response:     The Uptick Capital agreement calls for monthly fees and quarterly issuances of common stock. The agreement also has a cancellation clause. The fees are expensed on a monthly basis in the month they are invoiced and the shares when issued are expensed at fair market value on the date of issue. This accounting treatment is in accordance with EITF 96-18.

Certification, Exhibit 31

First Comment Letter

13.   Please conform the language in your certification to that found in Item 601(b)(31) of Regulation S-B. In this regard, remove the title from the first line and change "annual report" to simply "report" in paragraphs 2., 3., and 4.(a).

Initial response:     Certification wording changed as requested. The Exhibit 31 is attached.

Securities and Exchange Commission
January 26, 2007

Second Comment Letter

4.     Please remove the title, "Chief Executive Officer of Silver Dragon Resources, Inc." from the first line of the certification.

Response:     A revised certification is in the proposed Amendment No.1 to Form 10-KSB.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

First Comment Letter

14.   We note that you recorded $1,995,891 in management and directors' fees during the six months ended June 30, 2006, primarily because of bonuses expensed for the signing of a new employment contract and for the successful completion of the acquisition of mining properties. Please tell us the amount of the bonuses and how they were determined, and file the employment contract as an exhibit pursuant to Item 601(b)(I)(ii) of Regulation S-B.

Initial response:     Management fees – the bonuses were as per the provisions and terms of employment contract of the President and CEO which will be filed as part of the amended 10KSB/A. Both bonuses were in stock, 1 million shares in each instance, and the value of each was assessed at fair market value on the date they were issued. The transactions were duly reported on Form 4.

Response:     The employment agreement will be filed with Amendment No.1 to Form 10-KSB.

First Comment Letter

15.   We note that you recorded $1,149,324 in advertising expense during the six months ended June 30, 2006. Please describe to us the advertising you purchased, and tell us how you considered SOP 93-7 in determining whether to expense or capitalize the advertising costs.

Initial response:     Advertising and promotion expenses include such charges as fees paid for investor relations and press releases. SOP 93-7 is concerned with the deferment of these expenses should they relate to direct advertising that may generate future revenues. In this case, the monies spent were not on direct advertising programs nor are they expected to generate any sales revenue.

Securities and Exchange Commission
January 26, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Interim Consolidated Financial Statements

Second Comment Letter

5.     We note in your Form 8-K/A filed on December 14, 2006, that you agreed to file a Registration Statement on Form SB-2 within 45 days of February 17, 2006 in order to register shares of common stock issued and shares of common stock issuable upon exercise of warrants. We further note that if a registration statement is not filed or declared effective within 80 days following the closing, then cash delay payments equal to 0.5% of the subscription amount per month shall apply for the first three months and 1% per month thereafter. Related to the transaction, please disclose the following in your footnotes related to your registration rights agreement:

  the requirements and related damages that may be incurred;

  an explanation of how you accounted for the registration rights agreement;

  the amount of damages incurred to date, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of the investors' option to have such damages settled in shares; and

  the amount of damages accrued in the accompanying financial statements, and specify the line items where the damages have been reported.

Response:     A note was added to Commitments and Contingencies disclosing the factors listed above. The amount of damages were overlooked and not reported on the interim financial statements for September 30, 2006. The amount of damages to be accrued amounted to approximately $7,500 to September 30, 2006. Management after taking into consideration SAB 99 – Topic 1 M, on materiality determined that this amount was not material and no adjustment to the financials were made. The amount was based on a penalty calculation from August 17, 2006 to September 30, 2006 on $1,000,000 at a rate of 0.5% per month for one and a half months which is approximately $7,500. Note that the Company had 180 days following closing for the registration to be effective, not 70 days as indicated in your comment above.

Securities and Exchange Commission
January 26, 2007

Second Comment Letter

6.     On a related matter, we note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19". The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how [you] considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No.1 to EITF 05-4 in analyzing the registration rights agreement. Refer to Section II.B.1. at the following website for additional guidance: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Response:     In incorporating these two documents, EITF 00-19 and EITF 05-4, and in analyzing the registration rights agreement, the financial statements in the September 30th 10QSB have been updated to reflect the commitments and contingencies note regarding penalty provisions attached to the registered shares of common stock issued and shares of common stock of issuable upon exercise of warrants. As stated in response to paragraph 5 above, no adjustment to the financials statements were made, however the contingency in effect was referred to in the notes to the financial statements.

Interim Consolidated Statements of Operations

Second Comment Letter

7.     Please classify your statements of operations based on the function of the expense (e.g., exploration, general and administrative, etc.) rather than the nature of the expense (e.g., legal and professional fees, consulting expense, etc.). You may present classifications based on the nature of the expense in a footnote to your consolidated financial statements. Refer to Rule 5-03 of Regulation S-X for additional guidance.

Response:     The statements of operations have been reclassified based on function of the expense.

Interim Consolidated Statements of Cash Flows

Second Comment Letter

8.     Please reconcile your net cash used by operating activities to net loss, not net loss from continuing operations. Refer to paragraph 28 of SFAS 95 for guidance on the presentation of discontinued operations on the cash flow statement and the Center for Public Company Audit Firms' CPCAF Alert #98 dated April 19, 2006 for guidance on restating financial statements to revise the statements of cash flows.

Response:     Statement of Consolidated Cash Flows now reconciles net cash used by operating activities to net loss.

Securities and Exchange Commission
January 26, 2007

Controls and Procedures, page 6

Second Comment Letter

9.     Disclose your conclusion on the effectiveness of your disclosure controls and procedures as of September 30, 2006, and disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 307 of Regulation S-B and Release No. 33-8238 for additional guidance.

Response:     The Company complied with the Staff's comment. See pages 27 - 29 of the proposed Amendment No.1 to Form 10-QSB

Certification, Exhibit 31

Second Comment Letter

10.   Please conform the language in your certification to that found in Item 601(b)(31) of  Regulation S-B.

Response:     The Company complied with the Staff's comment. A revised certification will be filed with Amendment No.1 to Form 10-QSB.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

Second Comment Letter

11.   We note your EDGAR filing does not include page numbers. Please paginate all future filings to expedite communications.

Response:     The Company will comply with the Staff's comment.

Securities and Exchange Commission
January 26, 2007

Second Comment Letter

12.   The company website refers to or uses the terms such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred." The Commission only allows the reporting of reserves according to its reserve definitions as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X for U.S. incorporated companies. If the company continues to make references on the web site to reserve measures other than that recognized by or allowed in this instance by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," and "inferred," that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-29657. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Response:     The Company has complied with the Staff's comment. Our web site now contains the above cautionary languages at the bottom of each page.

Second Comment Letter

13.   To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Response:     The Company has complied with the Staff's comment and the disclaimer has been posted on all pages of the website.

Second Comment Letter

14.   You[r] website contains disclosure regarding your mining project using terms such as "sample assays up to or ranging from to" etc. As a general checklist, when reporting the results of sampling and chemical analyses:

  Disclose only weigh[t]ed-average sample analyses associated with a measured length or a substantial volume.

  Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

  Eliminate all disclosure of the highest values or grades of sample sets.

  Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

  Eliminate statements containing grade and/or sample-width ranges.

  Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

  Generally, use tables to improve readability of sample and drilling data.

  Soil samples may be disclosed as a weighted average value over an area.

  Refrain from reporting single soil sample values.

  Convert all ppb quantities to ppm quantities for disclosure.

Please revise all disclosures about properties that appear in your tiling as necessary to comply with this guidance.

Response:     The Company is in the process of complying with the Staff's comment.

Securities and Exchange Commission
January 26, 2007

Cerro Las Minitas Mexico

Second Comment Letter

15.     Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

  The location, means of access to the property, and transportation from the property.

  Any conditions that must be met in order to obtain or retain title to the property.

  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

  A description of any work completed on the property and its present condition.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment and other infrastructure facilities.

  The current state of exploration of the property.

  The total costs incurred to date and all planned future costs.

  The source of power and water that can be utilized at the property.

  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (b) paragraph (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http:/www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Response:     The proposed Amendment No. 1 to Form 10-KSB contains detailed description of properties based upon recent 43-101 report. We will include maps, figures and tables when we file Amendment No. with the SEC.

Securities and Exchange Commission
January 26, 2007

Second Comment Letter

16.   Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. We believe the guidance would generally require maps and drawings with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

  A title of the map or drawing, and the date on which it was drawn.

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:     The Company has complied with the Staff's comment. See above.

Securities and Exchange Commission
January 26, 2007

Second Comment Letter

17.   Expand your disclosure concerning the exploration plans for the properties to address the following points.

  Disclose a brief geological justification for each of the exploration projects written in non-technical language.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

  If there is a phased program planned, briefly outline all phases.

  Alternatively, disclose there are no current detailed plans to conduct exploration on the property, if true.

  Disclose how the exploration program will be funded.

  Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:     The Company has complied with the Staff's comment. See pages 22 – 25 of the proposed Amendment No. 1 to Form 10-QSB for the quarter ended September 30, 2006.

Second Comment Letter

18.   We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

Response:     The Company has complied with the Staff's comment. See page 41 of the proposed Amendment No. 1 to Form 10-KSB.

Securities and Exchange Commission
January 26, 2007

Second Comment Letter

19.   As the company does not have a "reserve," it must be in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as operations.

Response:     The Company has complied with the Staff's comment.

Risk Factors

Second Comment Letter

20.   Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

Response:     We expanded disclosure on our exploration programs by adding risk factors in the proposed Amendment No. 1 to Form 10-KSB and by specifying our exploration plan in the proposed Amendment No. 1 to Form 10-QSB for the quarter ended September 30, 2006 (See page 22 – 25). Basically, we will review our exploration program on a quarterly basis.

Second Comment Letter

21.   Please note that it is the staff's position that mineral reserves for a mineral property cannot be designated unless:

  Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

  The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise the disclosure throughout this document to ensure the company does not prematurely indicate mining operations on a property before a proper feasibility study and economic viability determination has been conducted and reserves determined.

Response:     We expanded disclosure on our exploration programs by adding risk factors and description of property in the proposed Amendment No. 1 to Form 10-KSB. We eliminated all references to "reserves."

Securities and Exchange Commission
January 26, 2007

Second Comment Letter

22.   We note you have not included a risk factor stating you have not conducted sufficient exploration and/or engineering studies to minimize the risk of project failure to the extent that is typical in the mineral industry. Discuss how this may affect your business profitability and address the extent of the risks that may arise from the fact you have not prepared a formal exploration program, economic evaluation, reserve estimates, and mine plans.

Response:     We expanded disclosure on our exploration programs by adding risk factors and description of property in the proposed Amendment No. 1 to Form 10-KSB. We eliminated all references to "reserves." We completed an initial NI 43-101 report for Cerro Las Minitas Property in January, 2007. The report concluded that the exploration done by us during 2006 indicates that the potential resources inferred there justify the cost of further exploration and development.

*****

If you have any questions regarding the above, please contact our counsel, Stephen M. Cohen, Esq. at Phone: (416) 642-5404/Fax:(416) 512-9992.

Very truly yours,

/s/ Marc Hazout
Marc Hazout
Chief Executive Officer